TIFFANY & CO.
15 Sylvan Way
Parsippany, NJ 07054-3893
TELEPHONE    973-254-7755
FACSIMILE      973-254-7583

Henry Iglesias
Vice President - Controller

May 17, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:          SEC Comment Letter – Dated May 8, 2013

TIFFANY & CO. (the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 28, 2013

Ladies and Gentlemen:

We have reviewed your above-referenced Comment Letter dated May 8, 2013.  The Company’s detailed response to the Commission’s comment is set forth below.

Further to the below response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
May 17, 2013

Item 1. Business, page K-3
Material Designer License, page K-9

1.
We note your disclosure on page K-8 that Paloma Picasso and Frank Gehry are two of your “named” designers.  To the extent material, please enhance your disclosure regarding your agreements with these designers and provide us with your proposed disclosure in this regard.  Please see Items 101(c)(1)(iv) and 303(a) of Regulation S-K.

Please note that the sales of Paloma Picasso and Frank Gehry designs totaled less than 4% and 1%, respectively, of worldwide net sales for the fiscal years ended January 31, 2013, 2012 and 2011. Paloma Picasso and Frank Gehry inventory totaled approximately 2% and less than 1%, respectively, of total inventories, net as of January 31, 2013, 2012 and 2011.  As a result, the Company does not deem the Paloma Picasso and Frank Gehry agreements to be material to obtaining an understanding of the Company’s business and, accordingly, pursuant to Items 101(c)(1)(iv) and 303(a) of Regulation S-K, the Company does not believe that enhanced disclosure is warranted.

*****

Please direct any questions regarding this response to the Commission’s comments to Henry Iglesias, Vice President – Controller, at (973) 254-7755 or Patrick McGuiness, Senior Vice President and Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, Secretary and General Counsel, at (212) 230-5320.

                       Sincerely,

                       /s/ Henry Iglesias

                       Henry Iglesias

Copy:

Michael J. Kowalski, Chairman and Chief Executive Officer
James N. Fernandez, Executive Vice President and Chief Operating Officer
Patrick F. McGuiness, Senior Vice President and Chief Financial Officer
Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel